FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:	April 29, 2020	By:	/s/ Cristina Circelli
			Name:	Cristina Circelli
			Title:	Vice-President Deputy Corporate Secretary and General Counsel

2

CANADIAN NATIONAL RAILWAY COMPANY

Items	Description

1	Press Release - CN announces US$600 million debt offering.

3

Item 1

Celebrating 100 years

NEWS RELEASE

CN announces US$600-million debt offering

MONTREAL, April 29, 2020 — CN (TSX: CNR) (NYSE: CNI) today announced a public debt offering of US$600 million 2.450% Notes due 2050.  CN expects to close the offering on May 1, 2020, subject to customary closing conditions.

CN plans to use the net proceeds from the offering for general corporate purposes, including the redemption and refinancing of outstanding indebtedness, share repurchases, acquisitions and other business opportunities.

The debt offering is being made in the United States under an effective shelf registration statement that was filed by CN on February 11, 2020.  The joint book-running managers of the debt offering are: BofA Securities, Inc., Citigroup Global Markets Inc., Scotia Capital (USA) Inc. and Wells Fargo Securities, LLC.  The co-managers of the debt offering are: RBC Capital Markets, LLC, BMO Capital Markets Corp., BNP Paribas Securities Corp., Desjardins Securities Inc., HSBC Securities (USA) Inc., MUFG Securities Americas Inc., SMBC Nikko Securities America, Inc., TD Securities (USA) LLC. and U.S. Bancorp Investments, Inc.

A copy of the prospectus supplement and the accompanying prospectus for the offering may be obtained by contacting: BofA Securities, Inc., 200 North College Street NC1-004-03-43, Charlotte NC 28255-0001, Attention: Prospectus Department, toll free: 1-800-294-1322, e-mail: dg.prospectus_requests@bofa.com; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Prospectus Department, toll free: 1-800-831-9146, email: prospectus@citi.com; Scotia Capital (USA) Inc., 250 Vesey Street, New York, New York 10281, Attention: Syndicate Desk, toll free: 1-800-372-3930; or Wells Fargo Securities, LLC, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, Attention: WFS Customer Service, toll free: 1-800-645-3751, email: wfscustomerservice@wellsfargo.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements relating to the timing and completion of the proposed debt offering, which is subject to customary termination rights and closing conditions. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of a pandemic outbreak of a contagious illness; general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to Management’s Discussion and Analysis (MD&A) in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

Contacts

Media	Investors
Jonathan Abecassis	Paul Butcher
Senior Manager	Vice-President
Media Relations	Investor Relations
514 399-7956	514 399-0052